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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Lahaina Acquisitions, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    507275105
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                                 (CUSIP Number)



                                Richard P. Smyth
                                 Managing Member
                            Mongoose Investments, LLC
                              2900 Atlantic Avenue
                           Fernandina Beach, FL 32043
                                 (904) 277-4438
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     8/23/99
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

---------------------------------------------                                  ---------------------------------------
CUSIP No.      507275105                                                       Page    2    of   2   Pages
         --------------------------                                                 -------    -----
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1       NAME OR REPORTING PERSON                                  Mongoose Investments, LLC
        IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (A)  [ ]
        N/A                                                                                                 (B)  [ ]
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3       SEC USE ONLY






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4       SOURCE OF FUNDS                                                                                          N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      US
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     NUMBER OF            7  SOLE VOTING POWER                                                               810,850
      SHARES             ---------------------------------------------------------------------------------------------
   BENEFICIALLY           8  SHARED VOTING POWER                                                                   0
     OWNED BY            ---------------------------------------------------------------------------------------------
       EACH               9  SOLE DISPOSITIVE POWER                                                          810,850
     REPORTING           ---------------------------------------------------------------------------------------------
    PERSON WITH          10  SHARED DISPOSITIVE POWER                                                              0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       810,850
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   4.9%
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14        TYPE OF REPORTING PERSON                                                    OO (Limited Liability Company)
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

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SEC 1746 (9-88) 2 OF 7


Item 1.  Security and Issuer.

         This Report relates to the Common and Preferred Stock of the Issuer. The name and address of the principal executive officers of the Issuer are as set forth below:


Name                          Title                                       Address
----                          -----                                       -------
L. Scott Demerau              Chief Executive Officer                     5895 Windward Parkway
                              and President                               Suite 220
                                                                          Alpharetta, GA 30005

Betty Sullivan                Vice President-Administration and           5895 Windward Parkway
                              Secretary                                   Suite 220
                                                                          Alpharetta, GA 30005

William Thurber               Vice President-Finance and                  5895 Windward Parkway
                              Treasurer                                   Suite 220
                                                                          Alpharetta, GA 30005

Sherry Sagemiller             Assistant Secretary                         5895 Windward Parkway
                                                                          Suite 220
                                                                          Alpharetta, GA 30005


Item 2.  Identity and Background.

         The Reporting Person is a limited liability company.

         (a)              Name: Mongoose Investments, LLC.
         (b)              Business Address:   2900 Atlantic Avenue,
                                              Fernandina Beach, FL 32034
         (c)              Principal Business: Resort Development
         (d) & (e)        Neither the Reporting Person nor any of its
                          members have, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
                          (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds and Other Consideration.

         The Issuer redeemed 60,000 shares of Common Stock held by the Registrant on June 30, 1999 in connection with the Registrant's purchase of the assets of JP Concepts, Inc. The Issuer redeemed 1,910,000 shares of Series A Preferred Stock held by the Registrant and issued 415,000 shares of Common Stock to the Registrant in connection with the August 23, 1999 merger of LAHA No. 1, Inc., a wholly-owned subsidiary of the Issuer, with and into the Accent Group, Inc.



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Item 4.  Purpose of Transaction.

         See Item 3 above.


Item 5.  Interest in the Securities of the Issuer.

         The Reporting Person has given up 1,910,000 shares of Series A Preferred Stock and 60,000 shares of Common Stock and acquired 415,000 shares of Common Stock in connection with the August 23, 1999 Merger. On August 31, 1999, the Reporting Person made nineteen gifts of shares of Common Stock in the following amounts: 200,000 shares, 200,000 shares, 50,000 shares, 50,000 shares, 50,000 shares, 50,000 shares, 20,000 shares, 20,000 shares, 5,000 shares, 5,000 shares, 5,000 shares, 10,000 shares, 100,000 shares, 10,000 shares, 10,000 shares, 10,000 shares 10,000 shares, 10,000 shares and 565,025 shares. On August 31, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock. As a result of the above-described transactions, the Reporting Person has beneficial ownership with respect to 4.9% of the outstanding Common Stock of the Issuer. 810,850 shares are held with sole voting power and sole dispositive power. Other than the acquisition reported pursuant to this Report, through August 31, 1999, the date at which the Reporting Person ceased to hold 5% or more of the Company's Shares, the Reporting Person has not engaged in any transactions in any securities of the Issuer. The Reporting Person is not a member of any group.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item 6.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         (i) Agreement and Plan of Merger, dated July 21, 1999, by and among Lahaina Acquisitions, Inc. and LAHA No. 1, Inc., Mongoose Investments, LLC, The Accent Group, Inc. and Accent Mortgage Services, Inc. (1/)


--------
(1/) Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 23, 1999.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                              MONGOOSE INVESTMENTS, LLC
         8/31/99
     -----------------
          Date
                                              By: /s/ Richard P. Smyth
                                                  ----------------------------
                                                  Richard P. Smyth
                                                  Managing Member



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